JETPACK AVIATION, INC.

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
September 14, 2016

Together with
Independent Accountants' Review Report

dbb*mckennon*

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Jetpack Aviation, Inc.
Index to Financial Statement
(unaudited)



Certified Public Accountants

Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Jetpack Aviation, Inc.
Van Nuys, California

We have reviewed the accompanying balance sheet of Jetpack Aviation, Inc. (the "Company"), as of September 14, 2016 ("Inception"), and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's balance sheet data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the balance sheet as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the balance sheet for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbmckennon

Newport Beach, California
November 3, 2016

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   *P:* 949.200.3280   *F:* 949.200.3281   www.dbbmckennon.com

Santa Monica   **Newport Beach**   **San Diego**

JETPACK AVIATION, INC.
BALANCE SHEET
AS OF SEPTEMBER 14, 2016
(unaudited)

	September 14, 2016 (Inception)
Assets	
Total assets	$ -
Liabilities and Stockholders' Equity	
Total liabilities	$ -
Commitments and contingencies	
Stockholders' equity	
Common stock, par value $0.0001;	
20,000,000 shares authorized; none issued and	
outstanding	-
Subscription receivable	-
Accumulated deficit	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See accompanying independent accountants' review report and notes to the balance sheet.

2

NOTE 1 – NATURE OF OPERATIONS

Jetpack Aviation, Inc. was formed on September 14, 2016 ("Inception") in the State of Delaware. The balance sheet of Jetpack Aviation, Inc. (which may be referred to as "Jetpack Aviation," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Van Nuys, California.

The Company, through its acquired subsidiary Jetpack Aviation Limited ("Jetpack HK"), a Hong Kong corporation, has designed and is developing a vertical take-off and landing jetpack designated as "JB-10". See Note 5 for the acquisition of Jetpack HK subsequent to Inception. The Company intends to market and sell the JB-10 worldwide. The Company is also developing a range of other vertical takeoff and landing aircraft that may one day be used as an alternative to motor vehicles. The Company intends to invest monies raised from its anticipated Regulation Crowdfunding campaign to further develop the JB-10 jetpack and its additional range of jetpacks.

Subsequent to Inception, the Company entered into a series of significant transactions in which are expected to have a significant impact on the Company's operations. See Note 5, for additional information.

Going Concern and Management's Plans
We have only recently formed the Company and have no operating history. These above matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, cash flows from operations and/or debt and/or equity financing (through a private offering). There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that

market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 14, 2016. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, competition, technological advancements that render our technology obsolete, or changes in governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition
The Company will recognize revenues when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our balance sheet and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 4 – STOCKHOLDERS' EQUITY

At Inception, the Company has authorized the issuance of 20,000,000 shares of common stock, each having a par value of $0.0001 and has no preferred stock.

See Note 5 for significant equity issuances subsequent to Inception.

NOTE 5 – SUBSEQUENT EVENTS

Stock Exchange Agreement with Jetpack Aviation Limited

On September 26, 2016, the Company entered into a share exchange agreement with Jetpack Aviation Limited ("Jetpack HK") pursuant to which each 50 shares issued and outstanding shares of Jetpack HK common stock would be exchanged for one share of the Company's common stock. The share exchange resulted in the issuance of 8,135,000 shares of the Company's common stock and Jetpack HK becoming a wholly owned subsidiary of the Company. Jetpack HK was originally established as our intellectual property holding company when the first round of funding was secured from international investors. These funds were invested into Jetpack HK which funded the continuing development of JB-9 and later the JB-10 jetpacks. Jetpack HK owns the designs and intellectual property related to the jetpacks.

Due to the shareholders of Jetpack HK having control before and after the share exchange, the Company expects to account for the assets and liabilities of Jetpack HK using the carryover basis of accounting. The Company is still determining the impact of the share exchange on its financial statements and operations. At the time of acquisition, Jetpack HK had minimal tangible assets, which consisted primarily of cash on hand and minimal liabilities which consisted primarily of accounts payable to vendors.

Issuance of Common Stock for Services

On September 26, 2016, the Company issued 166,020 shares of common stock to a third party.

Issuance of Warrants to Purchase Common Stock

On September 26, 2016, the Company issued warrants to purchase 137,278 shares of common stock to a third party, having an exercise price of $5.00 per share. The warrants vest upon issuance and expire on August 31, 2017.

Name Change

On September 21, 2016, Jetpack Aviation, Inc. changed its name to Jetpack Aviation Corporation.

Sales of Common Stock for Cash

On October 24, 2016, the Company entered into a subscription agreement with individual to purchase 1,508 shares of common stock at $6.63 per share.

Regulation CF Offering

On October 28, 2016, the Company authorized exploring an offering under Regulation CF of the Securities Act Rules, to offer up to 150,777 shares of common stock for $6.63 per share.

General

The Company is still determining the impact of the subsequent events disclosed above. In addition, the Company has evaluated subsequent events that occurred after September 14, 2016 through November 3, 2016. There have been no other events or transactions during this time that would have a material effect on the balance sheet.